Filed by Charter One Financial, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Exchange Act File No.: 001-15495 Subject Company: Advance Bancorp, Inc.

FROM CHARTER ONE FINANCIAL, INC.
and
ADVANCE BANCORP, INC.

CONTACT FROM CHARTER ONE: Ellen Batkie (800) 262-6301	CONTACTS FROM ADVANCE BANCORP: James A. Fitch, Jr. (708) 474-1600

CHARTER ONE TO ACQUIRE ADVANCE BANCORP IN STOCK TRANSACTION

CLEVELAND, OHIO, January 16, 2003 - The boards of directors of Charter One Financial, Inc. ("Charter One") (NYSE: CF) and Advance Bancorp, Inc. ("Advance") today announced that they have executed a definitive agreement for Charter One to acquire Advance for $72 million in Charter One common stock. Operating principally in Cook County, Illinois, Advance has approximately $632 million in assets, $491 million in deposits and operates 14 branch offices. Upon completion of the merger, Charter One's Chicago franchise will have approximately $6.6 billion in deposits and 96 branches, solidifying its place as the 6th largest depository in the market.

Based on Charter One's current stock price of $29.76, the Company expects to issue approximately 2.4 million shares out of its treasury stock. The price represents a deposit premium of approximately 3.5% and is approximately 132% of Advance's book value. While Charter One expects the transaction to be accretive on the margin, it will have no significant impact on its 2003 earnings.

The merger, which will be treated as a tax-free reorganization under Section 368 of the Internal Revenue Code and accounted for as a purchase, is expected to close in the second or third quarter of 2003. Due diligence work has been completed by both companies and their advisors. The transaction has been approved by the boards of directors of both companies and is subject to approval by regulators and Advance's shareholders.

"Since entering Chicago in late 1999, we've continued to look for opportunities to leverage our management team and marketing efforts by broadening our footprint," commented Charles John Koch, Charter One Chairman and Chief Executive Officer. "Advance Bancorp fits that objective perfectly. They bring a nicely placed franchise with an attractive deposit base. This transaction helps fill in our presence in Cook County, particularly in underserved urban neighborhoods."

"We are delighted to announce this partnership with one of the most highly regarded regional financial institutions," commented James A. Fitch, Jr., President and Chief Executive Officer of Advance. "Charter One has a track record of performance that ranks among the best in our industry and I am sure Charter One will be able to take the franchise we have built and move it to the next level in terms of products and services, which will benefit our shareholders and customers alike."

Charter One has $42 billion in total assets, making it one of the 25 largest bank holding companies in the country. The Bank has 461 branch locations in Ohio, Michigan, New York, Illinois, Massachusetts, and Vermont. The Company's diverse product set includes: consumer banking, indirect auto finance, commercial leasing, business lending, commercial real estate lending, mortgage banking, and retail investment products. For additional information, including press releases and investor presentations, investors are directed to Charter One's web site: www.charterone.com.

Forward-Looking Information

This release contains certain estimates of future operating trends for Charter One Financial, Inc., as well as estimates of financial condition and earnings, operating efficiencies, revenue creation, lending origination, loan sale volumes, charge-offs and loan loss provisions. These estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) revenue growth is lower than expected; (2) competitive pressures among depository institutions increase significantly; (3) changes in the interest rate environment reduce interest margins; (4) general economic conditions, either nationally or in the states in which the Company does business, are less favorable than expected; and (5) legislation or regulatory changes adversely affect the businesses in which the Company is engaged. Other factors that may affect these statements are identified in previous filings with the Securities and Exchange Commission.

Additional Information About the Merger and Where to Find It

Charter One Financial, Inc. urges shareholders of Advance Bancorp, Inc. and other investors to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that Charter One Financial will file with the SEC in connection with the proposed merger. The proxy statement/prospectus will contain important information about Charter One Financial, Inc., Advance Bancorp, Inc. the merger, the persons soliciting proxies in the merger and their interests in the merger, and related matters. After the proxy statement/prospectus is filed with the SEC, it will be available for free on the SEC's website at http://www.sec.gov. It will also be available for free from Charter One Financial Inc. and Advance Bancorp, Inc. You may direct such a request to either of the following persons:

Ellen Batkie, Senior Vice President Investor Relations Dept. Charter One Financial 1215 Superior Avenue Cleveland, OH 44114 Phone: (800) 262-6301.	James A. Fitch, Jr., President and CEO Advance Bancorp, Inc. 2320 Thorton Road Lansing, IL 60438 Phone: (708) 474-1600

In addition to the proposed registration statement and proxy statement/prospectus, Charter One Financial, Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Charter One Financial, Inc. at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Charter One Financial, Inc.'s filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.

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